3-31-02

02030000

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
APR 2 2002
080

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Azteca Holdings, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: April 2, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

By: ______________________
Name: Luis Ontiveros
Title: Attorney-in-Fact

TV AZTECA

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS*

Millions of Mexican pesos of december 31, 2001 purchasing power

	At December 31,		Millions of U.S. Dollars (**)	
	2000	2001	2000	2001
ASSETS				
Current assets:				
Cash and cash equivalents	Ps 1,292	Ps 1,625	US$ 141	US$ 177
Accounts receivable	4,456	4,797	486	524
Due from related parties	197	75	22	8
Exhibition rights	594	516	65	56
Inventories	239	129	26	14
Total current assets	6,778	7,141	740	780
Accounts receivable from Unefon, S.A. de C.V.	2,009	1,827	219	199
Property, machinery and equipment-Net	2,675	2,317	292	253
Television concessions-Net	3,657	3,541	399	387
Exhibition rights	670	987	73	108
Investment in Unefon, S.A. de C.V.	1,712	1,749	187	191
Investment in Todito.com, S.A. de C.V.	456	376	50	41
Investment in Pappas Telecasting through Azteca America	-	624	-	68
Other assets	985	1,249	108	136
Goodwill-Net	1,595	1,502	174	164
Deferred income tax asset		203		22
Total assets	Ps 20,537	Ps 21,517	US$ 2,242	US$ 2,349
LIABILITIES AND STOCKHOLDERS´EQUITY				
Current liabilities:				
Current portion of long-term promissory notes	Ps 12	Ps -	US$ 1	US$ -
Current portion of long-term bank loans	107	36	12	4
Short-term debt	159	500	17	55
Interest payable	213	199	23	22
Exhibition rights payable	553	635	60	69
Accounts payable and accrued expenses	625	839	68	92
Due to related parties	123	134	13	15
Total current liabilities	1,790	2,343	195	256
Long-term liabilities:				
Senior notes	6,851	6,229	748	680
Bank loans	1,662	1,427	181	156
Advertising advances	4,217	4,608	460	503
Unefon advertising advances	2,188	2,137	239	233
Todito advertising, programming and services advance	862	677	94	74
Exhibition rights payable	64	195	7	21
Deferred income tax payable	203	-	22	-
Total long-term liabilities	16,048	15,272	1,752	1,667
Total liabilities	17,838	17,615	1,947	1,923
Stockholders´equity:				
Capital stock	2,747	2,747	300	300
Premium on the issuance of capital stock	160	160	18	18
Insufficiency in the restatement of capital	(572)	(662)	(62)	(72)
Accumulated deficit	(1,137)	(485)	(124)	(53)
Majority stockholders	1,198	1,760	131	192
Minority stockholders	1,500	2,143	164	234
Total stockholders´equity	2,698	3,902	295	426
Total liabilities and stockholders´equity	Ps 20,537	Ps 21,517	US$ 2,242	US$ 2,349
End of Period Exchange Rate	Ps 9.65	Ps 9.16		

* Mexican GAAP.

* The U.S. dollar figures represent Mexican peso amounts as of december 31, 2001, expresed as of december 31, 2001 purchasing power, translated at the exchange rate of Ps. 9.16 per U.S. dollar.